April 8, 2013

VIA CONFIDENTIAL SUBMISSION AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Sonia Gupta Barros

Re:	Diamond Resorts International, Inc.
Amendment No. 1 to
Confidential Draft Registration Statement on Form S-1
Submitted March 7, 2013
CIK No. 0001566897

Dear Ms. Barros:

On behalf of our client Diamond Resorts International, Inc. (the “Company”), set forth below are responses to your letter of comment dated March 22, 2013 (the “Letter”) relating to the above-referenced Confidential Draft Registration Statement on Form S-1 (as amended, the “Registration Statement”). The comments from the Letter are repeated below, and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Letter. Please note that we have not changed the page numbers in the headings or comments from the Letter, but the page numbers referred to in our responses below refer to the enclosed Amendment No. 3 to the Registration Statement (the “Amendment”).

Enclosed for your convenience is the Amendment, marked to show changes to Amendment No. 1 to the Confidential Draft Registration Statement submitted to the Securities and Exchange Commission (the “Commission”) on March 7, 2013. As you know, the Company confidentially submitted Amendment No. 2 to the Confidential Draft Registration Statement to the Commission on March 21, 2013, solely for the purpose of indicating that the Company intends to list its common stock on the New York Stock Exchange under the symbol “YES.”

Please note that the Amendment also (1) reflects various changes to the Registration Statement relating to the inclusion of the Company’s financial statements as of, and for the year ended, December 31, 2012, consistent with Comment number 10 below, (2) includes disclosure regarding an agreement entered into by the Company pertaining to a contemplated acquisition transaction, and (3) reflects various minor changes to the Registration Statement that were made as a result of new or different information available to the Company. The Company is providing certain supplemental materials to the Commission in connection with this response, including the analyst reports supplementally attached hereto as Exhibit I and Exhibit II. The Company hereby requests the return of such reports pursuant to Rule 418 under the Securities Act of 1933, as amended, and has marked the reports accordingly.

Ms. Sonia Gupta Barros

Securities and Exchange Commission

April 8, 2013

We have the following responses to the Staff’s comments:

Results of Operations, page 73

1.	We have reviewed your response to comment 14. Please tell us how many management contracts and sales centers, respectively, were excluded from the same-store results. We may have further comment.

Response:

For the comparison of the year ended December 31, 2012 to the year ended December 31, 2011, (1) the Company had 33 sales centers open during the entirety of these two periods, with 16 additional sales centers that opened during 2011 or 2012 (12 of which relate to the Company’s acquisition of assets of ILX Resorts Incorporated (the “ILX Acquisition”), the Company’s acquisition of assets of Tempus Resorts International, Ltd. (the “Tempus Resorts Acquisition”), or the Company’s acquisition of assets of Pacific Monarch Resorts, Inc. (the “PMR Acquisition”)), and two sales centers that closed during 2011 or 2012, and (2) the Company was party to 68 management contracts with resorts in effect during the entirety of these two periods, with 11 additional management contracts entered into during 2011 or 2012 (nine of which relate to the Tempus Resorts Acquisition, the PMR Acquisition or the Company’s acquisition of Aegean Blue Holdings, Plc). For the comparison of the year ended December 31, 2011 to the year ended December 31, 2010, (a) the Company had 34 sales centers open during the entirety of these two periods, with four additional sales centers that opened during 2011 (each of which relate to the ILX Acquisition or the Tempus Resorts Acquisition) and one sales center that closed during 2010 or 2011, and (b) the Company was party to 59 management contracts with resorts in effect during the entirety of these two periods, with 12 additional management contracts entered into during 2010 or 2011 (ten of which relate to the ILX Acquisition or the Tempus Resorts Acquisition). The sales centers opened or closed, and the management contracts entered into, during the periods discussed above were the only ones excluded from the applicable same store results.

Business, page 106

2.	We have reviewed your response to comment 16. Please tell us if there have been any votes to terminate or not renew your management agreement that have failed in the last three years.

Response:

The Company respectfully advises the Staff that there have not been any votes to terminate or not renew any of the Company’s management agreements that have failed in the last three years.

Ms. Sonia Gupta Barros

Securities and Exchange Commission

April 8, 2013

Executive Compensation, page 142

3.	Your response to comment 26 of our letter dated February 21, 2013 is still under review.

Response:

The Company acknowledges that its response to comment 26 to the Staff’s letter dated February 21, 2013 is still under review by the Staff.

Notes to Unaudited Pro Forma Combined Condensed Statements of Operations, page 56

4.	We note your response to comment number 7 on of letter dated February 13, 2013. Please provide additional information to support that the reorganization costs incurred by PMR are directly attributable to the transaction.

Response:

In light of the Staff’s comment, the Company has revised the Registration Statement in the Amendment beginning on page 54 to remove from the unaudited pro forma combined condensed statements of operations the adjustment that eliminated the reorganization costs incurred by Pacific Monarch Resorts, Inc.

Presentation of Certain Financial Metrics, page 68

5.	We have reviewed your response to comments 9 and 10. On page 68, you disclose that adjusted EBITDA is useful to investors and securities analysts in evaluating your operating performance because it and similar non-US GAAP measures are widely used by investors and security analysts to measure a company’s operating performance without regard to items that can vary substantially from company to company… Please tell us how your calculation of adjusted EBITDA is being used by and or similar to your competitors’ calculation and therefore supports that this measure is widely used by investors and security analysts.

Response:

Attached hereto as Appendix A is a table that includes a list of the Company’s public company competitors, including companies that compete generally within the hospitality and/or vacation ownership industries, and indicates for each such company (a) whether such company presents Adjusted EBITDA and (b) if it does, how it presents Adjusted EBITDA. As indicated in the table, all but one of these competitors does in fact present Adjusted EBITDA, but each of them calculates Adjusted EBITDA in a manner that it deems appropriate for its particular situation. While some of the specific adjustments to Adjusted EBITDA presented by the Company’s competitors are similar to the adjustments taken in the Company’s presentation of Adjusted EBITDA, none of the Company’s competitors calculate and present Adjusted EBITDA in a manner identical to the Company’s calculation and presentation of Adjusted EBITDA (nor in a

Ms. Sonia Gupta Barros

Securities and Exchange Commission

April 8, 2013

manner identical to any of the Company’s other competitors). The Company believes that the principal differences are attributable largely to the nature of the businesses of the Company’s competitors as compared to that of the Company. Specifically, the Company focuses its business entirely on the vacation ownership industry, whereas most of the competitors listed on Appendix A are also engaged in activities that are much broader in scope and otherwise different than those of the Company, including providing traditional hospitality services through hotels.

The Company further notes that, while none of the competitors listed on Appendix A exclude Vacation Interest cost of sales from their respective presentations of Adjusted EBITDA, most of these competitors, like Marriott Vacations Worldwide Corporation (which is a pure play competitor engaged in business activities solely within the vacation ownership industry), engage in significant property development activities, unlike the Company. The relative sales value method, the method by which the Company records Vacation Interest cost of sales, was designed for the timeshare industry at a time in which that industry focused on the development of real estate for sale as timeshare properties. Because these traditional real estate developments have long development, construction and sell-through periods, the relative sales value method, which spreads costs across these periods, has much more applicability to companies, such as several of the companies identified on Appendix A, that are in fact engaged in significant property development activities. As noted in the Registration Statement and in the Company’s response to Comment number 10 in its response letter dated March 7, 2013 (the “Response Letter”), the Company has not undertaken any major development projects for over five years and, other than the planned completion of a resort now managed by the Company following the PMR Acquisition, the Company does not have any such projects planned. For this reason, the Company believes, as noted beginning on page 67 of the Registration Statement and as previously noted in the Response Letter, that Vacation Interest cost of sales as reported pursuant to the relative sales value method has little to no relation to the Company’s actual financial performance in the periods presented. Accordingly, the fact that the Company’s competitors do not exclude Vacation Interest cost of sales from Adjusted EBITDA is not relevant as to the appropriateness of the Company’s presentation of Adjusted EBITDA.

As noted in the Registration Statement, the Company further understands that, in general, analysts covering the vacation ownership industry and the Company’s competitors focus on Adjusted EBITDA as a meaningful, if not the most important, measure when evaluating the operating performance of the Company’s competitors. The Company has attached as Appendix B excerpts from analyst reports covering the Company’s competitors which reflect the significance that these analysts place on Adjusted EBITDA. Appendix B further includes, in some circumstances, explicit statements included in analyst reports that Adjusted EBITDA is in fact the primary valuation method utilized by the analyst in evaluating certain of the Company’s competitors. The Company is also supplementally providing as Exhibit I complete copies of the analyst reports from which these excerpts were taken.

The Company further notes that one of the analysts covering the Company presents (and has presented since September 2010) Adjusted EBITDA, as calculated by the Company, in its reports regarding the Company (a sampling of such reports being supplementally provided as Exhibit II).

Ms. Sonia Gupta Barros

Securities and Exchange Commission

April 8, 2013

6.	Please provide additional information as to why any changes in the estimated allowance for uncollectable mortgages and contracts receivables does not relate to the financial performance of the period in question. Specifically, please tell us whether these changes in estimate resulted from additional information obtained subsequent to origination or was information that the company should have been aware of at the time of origination.

Response:

In light of the Staff’s comment, the Company has eliminated the adjustment to add back to Adjusted EBITDA non-cash charges for changes in estimated defaults on consumer loans originated in prior periods. The Registration Statement has been revised in the Amendment beginning on page 67 to reflect this change to the Company’s presentation of Adjusted EBITDA.

7.	Please provide additional information as to why the existence of an estimation process in determining Vacation Interest cost of sales is sufficient justification to exclude costs associated with this specific revenue stream or is not indicative of the results of operations for that period.

Response:

The Company respectfully advises the Staff that, because the Company’s presentation of Adjusted EBITDA complies with the requirements of Regulation G and Item 10(e) of Regulation S-K and is consistent with the Commission’s guidance with respect to the presentation of non-GAAP financial measures, the Company believes that its presentation of Adjusted EBITDA, including the Company’s exclusion of Vacation Interest cost of sales from the calculation of Adjusted EBITDA, is appropriate. The Company presents Net income, calculated in accordance with GAAP, throughout the Registration Statement and, as disclosed beginning on page 69 of the Registration Statement under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Presentation of Certain Financial Metrics,” the Company further includes, consistent with Regulation G, Item 10(e) of Regulation S-K and Question 103.02 of the Staff’s Compliance and Disclosure Interpretations (“C&DIs”), a reconciliation of Net income to Adjusted EBITDA. The Company further presents within the Registration Statement a description of the Company’s specific calculation of Adjusted EBITDA, the Company’s rationale (consistent with the Company’s response to Comment number 9 in the Response Letter) for why specific adjustments to Net income are made to arrive at Adjusted EBITDA (including, in particular, disclosure as to why it is appropriate to exclude Vacation Interest cost of sales, while not excluding Vacation Interest sales revenue), an explanation as to why the Company believes Adjusted EBITDA is useful to investors and securities analysts, and a description of how the Company’s management uses Adjusted EBITDA as applied to the Company’s business. The Registration Statement further includes within this same section

Ms. Sonia Gupta Barros

Securities and Exchange Commission

April 8, 2013

cautionary language as to the limitations of Adjusted EBITDA as an analytical tool and emphasis that investors should not consider Adjusted EBITDA in isolation, but rather investors should also review the Company’s consolidated financial statements prepared in accordance with GAAP. Based upon the foregoing, the Company does not believe that its presentation of Adjusted EBITDA could in any way be considered misleading.

The Company notes the Staff’s revisions in 2010 to its guidance included within the C&DIs with respect to non-GAAP financial measures, in particular the omission from this revised guidance of prior interpretive requirements that seemed to discourage the use of non-GAAP financial measures under various circumstances. Of particular relevance to the Company and its presentation of Adjusted EBITDA (specifically its exclusion of Vacation Interest cost of sales from the calculation of Adjusted EBITDA), the revised C&DIs reflect a significant change in the Staff’s position regarding the exclusion of recurring items, such as Vacation Interest cost of sales, from a company’s non-GAAP financial measure. In particular, the revised C&DIs removed both the statement that “companies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance,” and the reference that adjusting for recurring items may be misleading unless five specified disclosure requirements are met. In addition, Question 102.03 of the revised C&DIs includes express statements that “the fact that a registrant cannot describe a charge or gain as non-recurring, infrequent or unusual, however, does not mean that the registrant cannot adjust for that charge or gain” and that “registrants can make adjustments they believe are appropriate, subject to Regulation G and the other requirements of Item 10(e) of Regulation S-K.” The change in the SEC’s position reflected in these revised C&DIs was emphasized in numerous speeches by SEC Commissioners and Staff members. As described above, the Company’s presentation of Adjusted EBITDA complies with the requirements of Regulation G and Item 10(e) of Regulation S-K and is consistent with the Staff’s revised guidance with respect to the presentation of non-GAAP financial measures.

The Company has presented Adjusted EBITDA, specifically excluding Vacation Interest cost of sales therefrom, to investors in the Company’s offering materials in connection with its offering of senior secured notes in 2010 and in the Company’s registration statement on Form S-4 filed in 2011 (the “Form S-4”) relating to the Company’s registered exchange offer with respect to these senior secured notes. It should be noted that, in connection with the Company’s filing of the Form S-4, the Company received from the Staff a letter of comment, dated April 7, 2011, containing, in substance, the same comment (see comment number 16 contained in that comment letter) requesting an explanation as to why it is appropriate to eliminate Vacation Interest cost of sales from Adjusted EBITDA. The Company addressed the Staff’s comment by including within the Form S-4 much more limited disclosure than the Company has already provided in the Registration Statement, and the Staff did not issue any further comments with respect to that matter in connection with the Form S-4. Since the completion of the exchange offer contemplated by the Form S-4, the Company has consistently presented Adjusted EBITDA on substantially the same basis as presented in the Form S-4 and is now presented in the Registration Statement. It should also be noted that several of the financial covenants included

Ms. Sonia Gupta Barros

Securities and Exchange Commission

April 8, 2013

in the indenture of the Company’s senior secured notes were negotiated with a view to, and are based upon, Adjusted EBITDA calculated in that manner. As a result, the Company believes that its investors understand, and are comfortable with, its presentation of Adjusted EBITDA.

In any event, the Company respectfully advises the Staff that it has previously provided to the Staff, both through disclosure in the Registration Statement and in the Response Letter, an explanation as to why the Company believes that (in addition to the estimation process), due to the disproportionate impact that the cumulative adjustment required by the relative sales value method may have on the Company’s operating income for the period in which estimates are revised, Vacation Interest cost of sales is not indicative of the results of operations for that period and, accordingly, excluding Vacation Interest cost of sales from its presentation of Adjusted EBITDA is appropriate. The Company has also revised the Registration Statement beginning on page 67 to include further information consistent with the foregoing.

Management’s Discussion and Analysis of Financial Condition, page 60

8.	We note your response to comment number 12. Please provide a materiality analysis that addresses net income as opposed to Adjusted EBITDA. In addition, please address why management feels that a 13.4% change in the Vacation Interest cost of sales line item was not material to that individual line item.

Response:

The cumulative adjustment recorded due to a refinement in the treatment of closing costs in the buyer’s commitment model used in calculating sales revenue resulted in a reduction of the Company’s Net income of $3.3 million for the year ended December 31, 2011. Had this cumulative adjustment instead been pushed back and recorded in the applicable periods, it would have resulted in an increase (decrease) in reported Net income (loss) of ($0.5 million), ($2.8 million), $1.1 million, ($1.1 million) and $3.3 million for the years ended December 31, 2007, 2008, 2009, 2010 and 2011, respectively. In analyzing the materiality of this cumulative adjustment, the Company considered, in accordance with Commission Staff Accounting Bulletin No. 99 (“SAB 99”) and other available guidance, all relevant considerations. In particular, the Company notes the remarks made by Todd E. Hardiman, Associate Chief Accountant, Division of Corporation Finance, in December 2007 in which Mr. Hardiman discussed that quantitatively large adjustments can be immaterial under certain circumstances (in particular in break-even years) based upon qualitative considerations. Mr. Hardiman emphasized in his remarks that companies should consider, in conducting their analyses, whether there is a substantial likelihood that an adjustment would have been viewed by the reasonable investor as having significantly altered the “total mix” of information available. Accordingly, the Company further assessed the materiality of the cumulative adjustment not only quantitatively (in particular reviewing the impact that the adjustment had on not only Adjusted EBITDA and Net income, but also Total revenues) but also qualitatively.

Ms. Sonia Gupta Barros

Securities and Exchange Commission

April 8, 2013

In considering the materiality of the impact of the cumulative adjustment described above, the Company placed less emphasis on Net income as compared to its impact on other financial measures. Specifically, the Company considered that its Net income can fluctuate significantly from period to period (and did fluctuate significantly from ($19.1) million for the year ended December 31, 2010 as compared to $10.3 million for the year ended December 31, 2011), due in part to the cumulative adjustments made to Vacation Interest cost of sales as required by the relative sales value method (as discussed beginning on page 67 of the Registration Statement and in the Response Letter). Further, and in particular with respect to 2011, the Company also considered that its Net income was nearly break-even and very small relative to the Company’s Total revenues for such period (for 2011, Net income was 2.6% of Total revenues). The Company also considered that in 2011, the Company recorded a gain on bargain purchase relating to the Tempus Resorts Acquisition, which gain on bargain purchase the Company believes investors may not view as reflecting the Company’s actual financial performance in the relevant period. Accordingly, the Company evaluated the impact of the cumulative adjustment on the Company’s Total revenues. This cumulative adjustment resulted in a reduction of the Company’s Total revenues of $5.7 million for the year ended December 31, 2011. Had this cumulative adjustment instead been pushed back and recorded in the applicable periods, it would have resulted in an increase (decrease) in reported Total revenues of ($1.2 million), or (0.5%), ($4.9 million), or (1.2%), $1.9 million, or 0.5%, ($1.4 million), or (0.4%), and $5.7 million, or 1.5% for the years ended December 31, 2007, 2008, 2009, 2010 and 2011, respectively. Further, as noted in the Response Letter, the Company also gave particular consideration to the impact of the cumulative adjustment on Adjusted EBITDA, relative to Net income, based upon the Company’s understanding of the significance that investors and analysts covering the vacation ownership industry place on Adjusted EBITDA as a meaningful measure in evaluating the operating performance of a company competing in this industry. The Company also considered that, with respect to Net income in each of 2008, 2009, 2010 and 2011, the cumulative adjustment did not change a loss into income or vice versa in any of such periods. In addition, given that the Company does not present in its public filings its earnings per share, the Company considered that the impact of the cumulative adjustment on Net income did not present a risk that any presentation of such a measure in the Company’s prior filings would be misleading.

With respect to the 13.4% change in Vacation Interest cost of sales resulting from the cumulative adjustment thereof in 2011, the Company notes that Vacation Interest cost of sales in 2011 was unusually low (in fact resulting in a credit) for the reasons discussed in Comment number 9 below. Specifically, the Company recorded a negative Vacation Interest cost of sales in 2011 of $9.7 million (as compared to $67.6 million, $55.1 million and $39.7 million in 2008, 2009 and 2010, respectively), and the 13.4% change in Vacation Interest cost of sales due to the cumulative adjustment in 2011 relates to a change of only $1.3 million. As a result, adjustments to Vacation Interest cost of sales in 2011, including those that may be immaterial, could appear to have a significant impact as a percentage of Vacation Interest cost of sales in the period. In addition, as discussed in the Registration Statement and in the Response Letter, the Company excludes Vacation Interest cost of sales from Adjusted EBITDA due to the significant swings that adjustments required by the relative sales value method can have (and have had) on the

Ms. Sonia Gupta Barros

Securities and Exchange Commission

April 8, 2013

Company’s Net income, and because Vacation Interest cost of sales, due to these adjustments, has little to no relation to the Company’s financial performance in the period in which any adjustment is taken.

In addition to the foregoing, the Company also considered other qualitative factors in its assessment as to the materiality of the impact of the cumulative adjustment described above. As disclosed in the Response Letter, the Company considered that the cumulative adjustment did not have any impact on the Company’s debt covenant calculations under its loan or other debt arrangements in the relevant periods. The Company further notes that the cumulative adjustment did not serve to mask any change in trends (in particular given that none of the Company’s operating statistics that would be indicative of trends (including volume per guest, transaction price and closing percentage) reflects GAAP adjustments such as the cumulative adjustment referenced above), including any trend in the Company’s profitability, and did not have any impact on management’s compensation. The Company further advises the Staff that, in further consideration of SAB 99, the cumulative adjustment was not the result of, and does not involve the concealment of, any fraud or unlawful action. In consideration of the foregoing and because the Company evaluated all relevant considerations (both quantitative and qualitative) in the context of the total mix of information available to investors, the Company determined that the cumulative adjustment described above was not material.

9.	We note your response to comment number 13. Please provide to us the dollar values for each component discussed that drove the $49.4 million decrease in vacation interests cost of sales. In addition, tell us how the change in estimate associated with future point sales of your Collections from a point per interval specific approach to a weighted average approach was a result of new information that indicated an asset’s carrying amount should be changed.

Response:

As disclosed in the Registration Statement, the Company records Vacation Interest cost of sales using the relative sales value method in accordance with ASC 978, and under this method the Company is required to make a number of estimates that drive the calculation of Vacation Interest cost of sales. As required by ASC 978, the Company must account for any current period change in estimates used in calculating Vacation Interest cost of sales as if the Company had known from the beginning of the life of the project (which, for the Company, extends back to the Company’s acquisition of Sunterra Corporation in April 2007) that the change in estimate would occur in the current period, and reflect all of such cumulative impact in the current period. As a result, even a seemingly minor change in an estimate can have a major impact on the Company’s Vacation Interest cost of sales in the current period. The dollar values attributable to the components that drove the $49.4 million decrease in the Company’s Vacation Interest cost of sales from 2010 to 2011 reflect the cumulative impact of the changes in the Company’s estimates. Also, it should be noted that such dollar values are only estimates because the Company cannot, in general, isolate the impact that any change in any single factor has on Vacation Interest cost of sales. The factors affecting Vacation Interest cost of sales are interdependent and changes to any one factor could directly or indirectly impact others.

Ms. Sonia Gupta Barros

Securities and Exchange Commission

April 8, 2013

Approximately $13.6 million of the $49.4 million reduction in Vacation Interest cost of sales for the year ended December 31, 2011, as compared to the year ended December 31, 2010, is estimated to be attributable to the Company’s acquisition of low cost inventory, which resulted in a decrease in the estimated Vacation Interest average inventory cost per point and an increase in estimated inventory sales volume. As discussed in the Registration Statement, the Company acquires low cost inventory through inventory recovery agreements, which are entered into annually, and loan defaults. During 2011, there was an increase in the projected number of points to be sold related to new inventory estimated to be acquired pursuant to these inventory recovery agreements, and the Company entered into additional inventory recovery agreements with three Collections and with one HOA. The Company also acquired more inventory from loan defaults attributable to an increase in the size of the Company’s loan portfolio in the year ended December 31, 2011 compared to the year ended December 31, 2010.

Approximately $7.1 million of the $49.4 million reduction in Vacation Interest cost of sales for the year ended December 31, 2011, as compared to the year ended December 31, 2010, is estimated to be attributable to an increase in estimated projected sales price per point. In particular, in September 2010, the Company increased the retail price at which it sold points, and in December 2010, the Company discontinued an incentive program whereby purchasers of points were provided with additional points at no charge. Together these changes resulted in an increase in projected sales price per point.

Approximately $7.4 million of the $49.4 million reduction in Vacation Interest cost of sales for the year ended December 31, 2011, as compared to the year ended December 31, 2010, is estimated to be attributable to the Company’s acquisition of assets of Tempus Resorts International, Ltd. in July 2011, which resulted in an increase in estimated total VOI inventory available for sale, an increase in estimated total revenue over the life of the project and a decrease in estimated average inventory cost. The Company purchased VOI inventory of Tempus Resorts International, Ltd. and recorded this inventory at fair market value (an amount less than the value of the Company’s average inventory). This was due in large part to the fact that the Company acquired a significant amount of VOI inventory at resorts primarily located in Florida, which is a market with a relatively high supply of inventory as compared to demand within the vacation ownership industry.

Approximately $5.5 million of the $49.4 million reduction in Vacation Interest cost of sales for the year ended December 31, 2011, as compared to the year ended December 31, 2010, is estimated to be attributable to the Company’s deeding of inventory in Las Vegas, Nevada into the Hawaii Collection. The Company previously determined to sell this inventory out of the U.S. Collection. Although there was no net change in points in moving this inventory from the U.S. Collection to the Hawaii Collection, given that points in the Hawaii Collection have a higher relative weighted-average retail price per point, this movement increased the estimated revenue associated with those points deeded into the Hawaii Collection.

Ms. Sonia Gupta Barros

Securities and Exchange Commission

April 8, 2013

Approximately $9.3 million of the $49.4 million reduction in Vacation Interest cost of sales for the year ended December 31, 2011, as compared to the year ended December 31, 2010, is estimated to be attributable to the Company’s change in estimate associated with using a weighted average point value per Collection rather than a calculated point per interval specific to each resort. An additional approximately $5.3 million of the $49.4 million reduction in Vacation Interest cost of sales for the year ended December 31, 2011, as compared to the year ended December 31, 2010, is estimated to be attributable to a combination of the Company’s deeding of inventory into the Hawaii Collection (as described above) and this change in estimate of the point value per interval. As discussed in the Response Letter, the Company holds intervals that will be deeded into the Company’s various Collections so that they are available for use by the members of such Collection. Accordingly, the Company is required to make estimates as to the point values per interval and which Collection the intervals will be deeded into. This change in estimate associated with using a weighted average point value per Collection, rather than a calculated point per interval specific to a resort, was largely driven by a change in the Company’s current and anticipated business acquisition activity. Prior to 2010, other than VOI inventory recovery pursuant to inventory recovery agreements and loan defaults, the Company was not engaged in acquisitions of large blocks of VOIs, resorts or Collections. However, commencing with the Company’s acquisition of ILX Resorts Incorporated in 2010 and based upon anticipated acquisition activity in 2011 and future years, the Company acquired and expected to make acquisitions of these large blocks of VOIs, resorts and Collections as a meaningful part of its business. The Company determined that its prior use of estimates based upon a calculated point per interval specific to a resort was less meaningful due to this recent and anticipated future acquisition activity, and in particular given that critical estimates used in the relative sales value method apply across all resorts within any single Collection. As the Company grows its business, the Company believes it is appropriate to periodically review and refine, and expects that it will continue to refine in the future, its calculation of Vacation Interest cost of sales using the relative sales value method to appropriately reflect the Company’s current and proposed operations.

Financial Statements

10.	Please revise to update the financial statements included in your registration statement in accordance with Rule 3-12 of Regulation S-X.

Response:

The Registration Statement has been revised in the Amendment beginning on page F-5 to update the financial statements of the Company included in the Registration Statement to include financial statements for the Company as of, and for the year ended, December 31, 2012.

Ms. Sonia Gupta Barros

Securities and Exchange Commission

April 8, 2013

For the Year Ended December 31, 2011 and 2010

Consolidated Statements of Operations, page F-5

11.	We note your response to comment number 31. Please disclose the changes to the initial valuation and the reasons for them. It would appear that the revised disclosures would have similar information as presented in your response letter.

Response:

The Registration Statement has been revised in the Amendment beginning on page F-58 to disclose the changes to the initial valuation of the portfolio of mortgages and contracts receivable acquired pursuant to the Tempus Resorts Acquisition, as well as other changes resulting in adjustments to the gain on bargain purchase for the three months ended December 31, 2011, and the reasons for such changes.

Notes to Consolidated Financial Statements

12.	We note your response to comment number 33. Please disclose the significant assumptions used to value the mortgage receivables, customer relationships and unsold vacation interests, net for each of the two transactions. Specifically for the mortgage receivable estimate, please disclose the assumed weighted average coupon, loan servicing fee, prepayment rate and default rate. In regards to the customer relationships, please define the upgrade rate and attrition rate, how each effects the estimated fair value, the assumed values of each assumption, the time period over which the estimated cash flows were estimated, and how management arrived at the estimate. In regards to the unsold vacation interest, net, please disclose how management arrived at the expected present value of after-tax cash flows, the assumptions used and their values, and the time period assumed to sell the entire inventory.

Response:

The Registration Statement has been revised in the Amendment beginning on pages F-59 and F-62 to disclose the significant assumptions used to value the mortgage receivables, customer relationships and unsold vacation interests, net for each of the Tempus Resorts Acquisition and the Company’s acquisition of specified assets of Pacific Monarch Resorts, Inc. and its affiliates.

Unaudited Consolidated Financial Statements

For the Period Ended September 30, 2012 and 2011

Note 17. Commitment and Contingencies, page F-113

13.	We note your response to comment number 34. Please provide to us your analysis that supports management’s claim that it was not probable that the lawsuit brought against Diamond LLC and Diamond Resorts Corporation would not result in any further liability and therefore no accrual was necessary.

Ms. Sonia Gupta Barros

Securities and Exchange Commission

April 8, 2013

Response:

The lawsuit filed by plaintiffs in April 2012 against Diamond Resorts Parent, LLC (“Diamond LLC”) and Diamond Resorts Corporation (“DRC”) is in the preliminary stages, and discovery has not yet commenced. Management believes that, based upon its review of the facts underlying the lawsuit that are available to it and advice from legal counsel, the plaintiffs’ claims are without merit and/or cannot be substantiated. Further, on advice of counsel, the Company has available to it substantial affirmative defenses to the plaintiffs’ claims and, as disclosed on page 93 of the Registration Statement, the Company intends to vigorously defend against these claims. Based upon the foregoing, the Company determined that, at December 31, 2012, it was not probable that this lawsuit would result in any further liability to Diamond LLC, DRC or its subsidiaries. As a result and in accordance with Accounting Standards Codification 450, the Company did not make an accrual, as of December 31, 2012, in its financial statements with respect to any liability that may arise pursuant to this lawsuit. The Company respectfully advises the Staff that management will continue to evaluate this lawsuit going forward and consider whether it would be necessary to make an accrual with respect to any probable liability relating to such lawsuit in the future.

We believe that the responses above fully address the comments contained in the Letter. If you have any questions regarding the Amendment or the above responses, please contact the undersigned at 312-902-5493. Thank you for your prompt attention to this matter.

Very truly yours,

Mark D. Wood

Enclosures

cc:	David F. Palmer
C. Alan Bentley
Howard S. Lanznar
Lisa Gann
Jared T. Finkelstein
Kris F. Heinzelman
Joseph D. Zavaglia

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Adjusted EBITDA summary
1
Diamond
Resorts
Marriott
Vacations Wyndham
Starwood
Hotels
Interval
Leisure Group Hyatt Hotels Choice Hotels
Adjusted
EBITDA
X
Adjusted
EBITDA
Adjusted
EBITDA
X
Adjusted
EBITDA
Adjusted
EBITDA
Adjusted
EBITDA
Adjusted
EBITDA
N/A
$115
$125
$82 (1)
$1,045
N/A
$1,390
$1,220
$125
$157
$519
$606
$201
$204
($ in millions)
(3)
(1) Marriott Vacations 2012 adjusted EBITDA is lower than EBITDA due to the exclusion of non-cash impairment charges or reversals and restructuring charges and the inclusion of consumer financing interest expense.
(2) The EBITDA disclosed by Wyndham is referred to simply as “EBITDA,” but excludes consumer finance interest.
Vacation interest
cost of sales
Non-cash charges /
gains
Gains on bargain
purchase from
business
combinations
Non-cash revenue
Non-cash
impairment charges
or reversals
Restructuring
charges
Consumer finance
interest expense
N / A (2)
Gain/loss on asset
dispositions and
impairments
Discontinued
operations gain/loss
on dispositions
Restructuring and
other special
charges/credits
Non-cash comp.
expense
Goodwill and asset
impairments
Other non-operating
income and expense
Employee
termination benefits
Loss on settlement
of pension plan
(3) Wyndham details the items that unfavorably or favorably impacted EBITDA, including impairments and other non-cash impairment charges, which would typically be adjusted for in the calculation of Adjusted EBITDA.
(4) Starwood discloses EBITDA and Adjusted EBITDA in its earnings releases, but not its annual reports on Form 10-K.
(2)
(4)
(4)
Appendix A
$15 $16 $400 $562 $41 $88 $121
Analyst’s
primary
valuation
metric
EBITDA used
in 10-K or
Earnings
Release
Adjusted
EBITDA used
in 10-K or
Earnings
Release
2012
reported
Net Income
2012
reported
EBITDA
2012
reported
adjusted
EBITDA
Adjustments
made to
reach
adjusted
EBITDA
Discontinued
operations
Asset
impairments
Gains/losses on
sales of real
estate
Earnings/losses
from uncons. JVs
and pro rata share
of adj. EBITDA

Rationale for disclosure of Adjusted EBITDA
2
Diamond
Marriott
Vacations
Wyndham
Starwood
We believe Adjusted EBITDA is useful to investors and securities analysts in evaluating our operating performance for the following reasons:
- it and similar non-U.S. GAAP measures are widely used by investors and securities analysts to measure a company's operating performance without regard to items that can vary substantially from company to company depending upon financing and accounting methods, book values of assets, capital structures and the methods by which assets were acquired;
- by comparing Adjusted EBITDA in different historical periods, we can evaluate our operating results without the additional variations of interest income
(expense), income tax provision (benefit), depreciation and amortization expense and the Vacation Interest cost of sales expense; and
- several of the financial covenants governing the Senior Secured Notes and 2008 Conduit Facility, including the limitation on our ability to incur additional indebtedness, are determined by reference to our EBITDA as defined in the Senior Secured Notes, which definition approximates Adjusted EBITDA as presented here.
Our management uses Adjusted EBITDA: (i) as a measure of our operating performance, because it does not include the impact of items that we do not consider indicative of our core operating performance; (ii) for planning purposes, including the preparation of our annual operating budget; (iii) to allocate resources to enhance the financial performance of our business; and (iv) to evaluate the effectiveness of our business strategies.
N/A
Interval Leisure
Group
Hyatt Hotels
Choice Hotels The Company utilizes these non-GAAP measures to enable investors to perform meaningful comparisons of past, present and future operating results and as a means to emphasize the results of on-going operations
We believe Adjusted EBITDA is useful to investors because it provides investors the same information that we use internally for purposes of assessing our operating performance and making selected compensation decisions.
Our board of directors and executive management team focus on Adjusted EBITDA as a key performance and compensation measure both on a segment and on a consolidated basis. Adjusted EBITDA assists us in comparing our performance over various reporting periods on a consistent basis because it removes from our operating results the impact of items that do not reflect our core operating performance both on a segment and on a consolidated basis.
Our President and Chief Executive Officer, who is our chief operating decision maker, also evaluates the performance of each of our reportable segments and determines how to allocate resources to those segments, in significant part, by assessing the Adjusted EBITDA of each segment. In addition, the compensation committee of our board of directors determines the annual variable compensation for certain members of our management based in part on consolidated Adjusted EBITDA, segment Adjusted EBITDA or some combination of both.
The Company’s management has historically adjusted EBITDA (i.e., “Adjusted EBITDA”) when evaluating operating performance for the Company, as well as for individual properties or groups of properties, because the Company believes that the inclusion or exclusion of certain recurring and non-recurring items, such as restructuring, goodwill impairment and other special charges and gains and losses on asset dispositions and impairments, is necessary to provide the most accurate measure of core operating results and as a means to evaluate comparative results.
The Company’s management also uses Adjusted EBITDA as a measure in determining the value of acquisitions and dispositions and it is used in the annual budget process.  The Company has historically reported this measure to its investors and believes that the continued inclusion of Adjusted EBITDA provides consistency in its financial reporting and enables investors to perform more meaningful comparisons of past, present and future operating results and provides a means to evaluate the results of its core on-going operations.
We believe these measures are useful to investors because they represent the consolidated operating results from our segments, excluding the effects of any non-cash expenses. We also believe these non-GAAP financial measures improve the transparency of our disclosures, provide a meaningful presentation of our results from our business operations, excluding the impact of certain items not related to our core business operations and improve the period-to-period comparability of results from business operations. We report these non-GAAP measures as supplemental measures to results reported pursuant to GAAP. These measures are among the primary metrics by which we evaluate the performance of our businesses, on which our internal budgets are based and by which management is compensated. We believe that investors should have access to the same set of tools that we use in analyzing our results.
We evaluate Adjusted EBITDA, which adjusts for these items, to allow for period-over-period comparisons of our ongoing core operations before material charges. Adjusted EBITDA is also useful in measuring our ability to service our non-securitized debt. Together, EBITDA and Adjusted EBITDA facilitate our comparison of results from our ongoing operations with results from other vacation ownership companies.

Definition of Adjusted EBITDA
3
Diamond
Marriott
Vacations
Wyndham
Starwood
We define Adjusted EBITDA as our net income (loss), plus: (i) corporate interest expense; (ii) provision (benefit) for income taxes; (iii) depreciation and amortization; (iv) Vacation Interest cost of sales; (v) non-cash charges for change in estimated defaults on consumer loans originated in prior periods; (vi) loss on extinguishment of debt; (vii) impairments and other non-cash write-offs; (viii) loss on the disposal of assets; (ix) amortization of loan origination costs; and (x) amortization of net portfolio premiums; less (a) non-cash revenue outside the ordinary course of business; (b) gain on the disposal of assets; (c) gain on bargain purchase from business combination; and (d) amortization of net portfolio discounts.
Our Adjusted EBITDA excludes the impact of non-cash impairment charges or reversals and restructuring charges and includes the impact of interest expense associated with the debt from the Warehouse Credit Facility and from the securitization of our vacation ownership notes receivable in the term ABS market, which together we refer to as consumer financing interest expense. We deduct consumer financing interest expense in determining Adjusted EBITDA since the debt is secured by vacation ownership notes receivable that have been sold to bankruptcy remote special purpose entities and is generally non-recourse to us.
Does not disclose adjusted EBITDA but details the one-time items that impacted EBITDA.
Adjusted EBITDA is defined as EBITDA excluding, if applicable: (1) gain (loss) on asset dispositions and impairments, net, (2)
discontinued operations (gain) loss on dispositions and (3) restructuring and other special charges (credits), net.
Interval Leisure
Group
Hyatt Hotels
Choice Hotels
Adjusted EBITDA is defined as EBITDA excluding, if applicable: (1) non-cash compensation expense, (2) goodwill and asset impairments and (3) other non-operating income and expense.
We define consolidated Adjusted EBITDA as net income attributable to Hyatt Hotels Corporation plus our pro-rata share of unconsolidated hospitality ventures Adjusted EBITDA based on our ownership percentage of each venture, adjusted to exclude the following items: equity earnings (losses) from unconsolidated hospitality ventures;  gains (losses) on sales of real estate; asset impairments; other income (loss), net; discontinued operations, net of tax; net loss attributable to noncontrolling interests; depreciation and amortization; interest expense; and (provision) benefit for income taxes.
We also use adjusted SG&A and adjusted EBITDA which exclude employee termination benefits and a loss on the settlement of a pension plan for the year ended December 31, 2012 and employee termination benefits for the year ended December 31,
2011.

"Valuation: At current levels, VAC trades at 8.9x and 7.7x **our 2013 and 2014 adjusted EBITDA estimates**, respectively."

Deutsche Bank, 2/21/13

"Valuation: Our primary valuation method on Marriott Vacations is EV/EBITDA. At current levels, Marriott Vacations trades at 8.0x and 5.6x our **revised 2012 and newly introduced 2014 adjusted EBITDA estimates**, respectively."

Cantor Fitzgerald, 2/22/13

"Current Valuation: At current levels, WYN trades at 9.0x and 8.0x our **2013 and 2014 adjusted EBITDA estimates**, respectively."

Deutsche Bank, 2/6/13

"Valuation: Our primary valuation method on Wyndham is EV/EBITDA. Since 2007, Wyndham has traded between 3.6x and 9.7x forward EBITDA, with an average of 6.5x. At current levels, Wyndham trades at 8.5x and 7.4x our **2013 and 2014 adjusted EBITDA estimates**, respectively."

Cantor Fitzgerald, 2/7/13

"Valuation: At current levels, on our estimates, HOT trades at 11.1x and 10.5x our 2013 and **2014 adjusted EBITDA** estimates, respectively. "

Deutsche Bank, 2/7/13

"Valuation: Our primary valuation method on Starwood is EV/EBITDA. Since 2006, Starwood has traded between 6.8-14.8x times forward EBITDA, with an average of 10.6x. Starwood currently trades at 12.2x and 10.5x our **2013 and 2014 EBITDA estimates after adjusting for management fee amortization and Bal Harbour**."

Cantor Fitzgerald, 2/7/13

"4Q12 EBITDA **(includes non-cash compensation expense)** was $31.8M, above our estimated $30.6M and consensus of $30.8M."
Note: $31.8m is a SunTrust adjusted EBITDA figure adjusted for non-cash compensation expense.

SunTrust Robinson Humphrey, 2/27/13

Adjusted EBITDA as primary valuation metric 1 Appendix B Marriot Vacations Wyndham Starwood Interval Leisure Group

Comparable EBITDA and FCF Summary	2011	1Q12	2Q12	3Q12	4Q12	2012	1Q13E	2Q13E	3Q13E	4Q13E	2013E
Net Income	$113	$10	$39	$23	$16	$88	$12	$46	$30	$40	$127
Tax benefit / (expense)	(28)	4	18	(3)	(11)	8	6	22	14	19	61
Interest expense	57	18	17	18	17	70	18	18	18	18	70
Depreciation and amortization	305	86	89	88	90	353	85	85	85	85	341
Company-reported EBITDA	**$447**	**$118**	**$163**	**$126**	**$112**	**$519**	**$120**	**$171**	**$147**	**$161**	**$600**
Unconsolidated JV EBITDA	78	18	22	18	15	73	15	18	19	17	69
Net Income attributed to non-control. Interest	(2)	-	-	-	(1)	(1)	-	-	-	-	-
Discontinued operations, net of tax	-	-	-	-	-	-	-	-	-	-	-
Other income / (loss)	13	(12)	(5)	5	5	(7)	-	-	-	-	-
Asset impairments	6	-	-	-	-	-	-	-	-	-	-
Equity earnings / (losses) from unconsolidated JV	(4)	1	-	5	16	22	-	-	-	-	-
Adjusted EBITDA	**$538**	**$125**	**$180**	**$154**	**$147**	**$606**	**$135**	**$190**	**$167**	**$177**	**$669**

Hyatt: SOTP EBITDA Valuation Drives $44 PT

Segment	2013E EBITDA		Target Multiple		Enterprise Value
Owned & Leased	517	x	11.5x	=	5,951
Fees	324	x	12.5x	=	4,056
Unconsolidated JV	69	x	11.5x	=	793
Other	86	x	8.0x	=	686
Subtotal	**997**		**11.5x**		**11,487**
Corporate & Other	(328)	x	11.5x	=	(3,783)
Total	**669**		**11.5x**		**7,704**

Figure 1: Price Target Methodology

2014E Adjusted EBITDA	**$230**	**$230**	**$230**
x Multiple	10.5x	11.0x	11.5x
Equals Estimated Enterprise Value	**2,417**	**2,532**	**2,647**
Less: Year-end 2014 Net Debt	580	580	580
Equals Estimated Equity Value	**$1,836**	**$1,952**	**$2,067**
Divided by Shares Outstanding	58	58	58
Equals Year-end 2013 Price Target	**$31**	**$33**	**$35**

Adjusted EBITDA as primary valuation metric (cont’d)
2
Morgan Stanley, 2/13/13
“For 1Q13, we are now projecting EPS and adjusted EBITDA of $0.27 (guidance: $0.26) and $34.3mn, respectively, on RevPAR growth of 5% (in line w/ guidance).”
J.P. Morgan, 2/11/13
Morgan Stanley, 2/14/13
“Valuation: We derive our $33 price target using a 12.0x multiple on 2013 EBITDA, a slight premium to historical average to reflect relative valuations of Lodging companies.”
Hyatt Hotels
Choice Hotels